June 10, 2022

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.

Registration Statement on Form S-1

Filed April 1, 2022

File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated June 7, 2022, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed May 27, 2022 (“Amendment No. 2”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience we will deliver a copy of Amendment No. 3 as well as a copy of Amendment No. 3 marked to show all changes made since the filing of Amendment No.2.

For your convenience, each responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 3 unless otherwise specified.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
Risks Related to Our Business and Industry, page 19

1.We note your risk factor on page 26 where you disclose details of your indebtedness as of March 26, 2022. As the latest financial statements presented in your registration statement are as of March 31, 2022, please update this information as of this more current date.

Response: In response to the Staff’s comment, the Company corrected the scriveners error and updated to the date immediately prior to the filing of Amendment No. 3.

Selected Historical Financial and Other Data, page 42

2.Please revise the second sentence of the first paragraph to indicate that you derived the selected balance sheet data as of March 31, 2022 and December 31, 2021 and 2020 and the statements of operations data for the three months ended March 31, 2022 and 2021 and the years ended December 31, 2021 and 2020, from the financial statements included elsewhere in the prospectus.

Response: In response to the Staff’s comment, the Company has deleted the extraneous language and revised the sentence to directly match the Staff’s request.

Experts, page 99

3.Please remove the reference to the financial statements as of March 31, 2022 as they have not been audited by your independent accountants.

Response: In response to the Staff’s comment, the Company has removed reference to the financial statements as of March 31, 2022.

Financial Statements

Consolidated Statements of Stockholders’/Members’ Equity, page F-5

4.We note that in response to prior comment four, you revised the statements of stockholders’ equity to retrospectively adjust the Class A and Class B Common shares. However, you should also retroactively redistribute the member entity’s units and equity to additional paid in capital and retained earnings as appropriate for all periods presented. Such revisions will obviate the need for the removal of the members’ units and equity as currently depicted in your statement of stockholders’ equity for the year ended December 31, 2021 and described as Conversion from LLC to Corporation. We would expect these changes to similarly impact your consolidated balance sheets included on page F-3.

Response: In response to the Staff’s comment, the Company has adjusted the stockholders’ equity and consolidated balance sheet to retrospectively redistribute the member entity’s units and equity to additional paid in capital and retained earnings as appropriate for all periods presented.

5.Please present separate statements of stockholders' equity for three months ended March 31, 2022 and 2021 which are unaudited from the audited statements of stockholders' equity for the years ended December 31, 2021 and 2020.

Response: In response to the Staff’s comment, the Company has presented separate statements of stockholders’ equity for three months ended March 31, 2022 and 2021 which are unaudited from the audited statements of stockholders' equity for the years ended December 31, 2021 and 2020.

Note 2 – Summary of Significant Accounting Policies

Restatement of Financial Statements, page F-7

6.We note your disclosure in which you state, "Due to the equity share exchange described in Note 2 above, the reorganization of entities under common control results in a change to be retrospectively applied to all financial statements presented, the Company has restated the December 31, 2021 financial statements to correct this." Please revise this statement to indicate the reorganization of entities under common control resulted in a change in reporting entity which was retrospectively applied to all financial statement periods presented as well as the equity share exchange is described in Note 1 rather than Note 2.

In addition, we note your disclosure in which you state the correction of the error had an insignificant impact on the financial statements. However, the fact that you restated your financial statements to correct for this error implies the error is material and the impact on the financial statements significant. Please revise your disclosures to remove this inconsistent statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure indicated in comment #6 above.

Exhibit

7.We note that Exhibit 4.3 provides that all questions concerning the construction, validity, enforcement and interpretation of any warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, and all legal proceedings shall be commenced exclusively in the state and federal courts sitting in the City of New York. Please disclose in your registration statement whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in Exhibit 4.3 states this clearly.

Response: The final sentence of the Governing Law section in Exhibit 4.3 stated “Notwithstanding the foregoing, nothing in this paragraph shall limit or restrict the federal district court in which a Holder may bring a claim under the federal securities laws.” However, in response to the Staff’s comment, the Company has revised the disclosure in Exhibit 4.3 as well as page 81 of Amendment No. 3 to clarify that the choice of law and forum selection provisions do not apply to actions arising under the Securities Act or Exchange Act.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan

Enclosures